UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 28, 2014

Philippine Long Distance Telephone Company ———————————————————————————————————
(Translation of registrant’s name into English)

Ramon Cojuangco Building Makati Avenue, Makati City Philippines
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Copies of the disclosure letters that we filed today with the Securities and
Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Redemption of the Company’s Series HH 10% Cumulative Convertible Preferred Stock
which were issued in the year 2008; and

Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible
Redeemable Preferred Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Philippine Long Distance Telephone Company

Date: 01/28/2014	By:	Ma. Lourdes C. Rausa-Chan
	Name:	Ma. Lourdes C. Rausa-Chan
	Title:	SVP and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.